                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period from _________ to _________

                          COMMISSION FILE NUMBER 1-3672









                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         EMPLOYEE LONG-TERM SAVINGS PLAN
                      (Effective through October 27, 1998)



                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
EMPLOYEE LONG-TERM SAVINGS PLAN
Report, Financial Statements and Additional Information
October 27, 1998

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Report, Financial Statements and Additional Information
Index
October 27, 1998



                                                                        Page


Report of Independent Accountants                                         1


Statement of Net Assets Available for Benefits
  with Fund Information at October 27, 1998 and
  December 31, 1997                                                     2 - 5


Statement of Changes in Net Assets  Available
  for Benefits with Fund Information for the
  period January 1, 1998 through October 27, 1998
  and the year ended December 31, 1997                                  6 - 9


Notes to Financial Statements                                          10 - 19

Additional Information*:
      Line 27d - Schedule of Reportable
          Transactions for the period ended
          October 27, 1998                                           Schedule II


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 25, 1999

To the Board of Directors of
Central Illinois Public Service Company and the
 Participants of the Central Illinois Public Service
 Company Employee Long-Term Savings Plan



In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Central Illinois Public Service Company Employee Long-Term Savings Plan at October 27, 1998 and December 31, 1997, and the changes in net assets available for benefits for the period from January 1, 1998 to October 27, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
October 27, 1998
Page 2
________________________________________________________________________________

                                        Ameren
                                        Common          Bond           Money           Growth
                                        Stock           Index          Market          Equity
                                        Fund            Fund            Fund            Fund

Assets

Investments at fair value           $ 14,384,760    $  4,497,904    $  7,314,763    $ 21,051,404
                                    ------------    ------------    ------------    ------------


Net assets available for benefits     14,384,760       4,497,904       7,314,763      21,051,404


Less:  Net assets transferred out    (14,384,760)     (4,497,904)     (7,314,763)    (21,051,404)
                                    ------------    ------------    ------------    ------------


Net assets available for benefits   $       --      $       --      $       --      $       --
                                    ============    ============    ============    ============


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
October 27, 1998
Page 2 - continued
________________________________________________________________________________


                                       S&P 500        Retirement          AIM
                                       Equity          Preserv.          Value
                                     Index Fund         Trust            Fund

Assets

Investments at fair value           $ 17,802,159    $  2,796,635    $  2,224,239
                                    ------------    ------------    ------------


Net assets available for benefits     17,802,159       2,796,635       2,224,239


Less:  Net assets transferred out    (17,802,159)     (2,796,635)     (2,224,239)
                                    ------------    ------------    ------------


Net assets available for benefits   $       --      $       --      $       --
                                    ============    ============    ============


The accompanying notes are an integral part of these financial statements.


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information(continued) October 27, 1998
Page 3
________________________________________________________________________________


                                        Global                                         Pending       Participant
                                      Allocation       Capital           Cash         Settlement        Loan
                                         Fund           Fund             Fund            Fund           Fund           Total

Assets

Investments at fair value           $    660,280    $  1,784,876    $       (184)   $          2    $  2,653,559    $ 75,170,397
                                    ------------    ------------    ------------    ------------    ------------    ------------


Net assets available for benefits        660,280       1,784,876            (184)              2       2,653,559      75,170,397


Less:  Net assets transferred out       (660,280)     (1,784,876)            184              (2)     (2,653,559)    (75,170,397)
                                    ------------    ------------    ------------    ------------    ------------    ------------


Net assets available for benefits   $       --      $       --      $       --      $       --      $       --      $       --
                                    ============    ============    ============    ============    ============    ============

The accompanying notes are an integral part of these financial statements.


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997
Page 4
________________________________________________________________________________


                                           Ameren
                                           Common         Bond         Money         Growth
                                            Stock         Index        Market        Equity
                                            Fund          Fund          Fund          Fund

Assets

Investments at fair value                $17,829,879   $ 3,934,190   $ 5,990,361   $21,488,535

Dividends and interest receivable              4,821           864         1,942         5,280

Contributions receivable (participant)        50,052        14,084        20,134        62,037
                                         -----------   -----------   -----------   -----------


Net assets available for benefits        $17,884,752   $ 3,949,138   $ 6,012,437   $21,555,852
                                         ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997
Page 4 - continued
________________________________________________________________________________



                                           S&P 500      Retirement       AIM
                                           Equity        Preserv.       Value
                                         Index Fund       Trust         Fund

Assets

Investments at fair value                $18,158,172   $ 1,130,551   $ 2,225,846

Dividends and interest receivable              3,945           268           800

Contributions receivable (participant)        50,447         1,984        11,813
                                         -----------   -----------   -----------


Net assets available for benefits        $18,212,564   $ 1,132,803   $ 2,238,459
                                         ===========   ===========   ===========


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information(continued) December 31, 1997
Page 5
________________________________________________________________________________


                                             Global                                    Pending     Participant
                                           Allocation     Capital        Cash         Settlement      Loan
                                              Fund          Fund         Fund            Fund         Fund        Total

Assets

Investments at fair value                $   854,281   $   962,444   $      (832)   $   162,454   $ 2,846,056   $75,581,937

Dividends and interest receivable                274           477        15,028           --            --          33,699

Contributions receivable (participant)         5,633         4,982          --             --         (80,096)      141,070
                                         -----------   -----------   -----------    -----------   -----------   -----------


Net assets available for benefits        $   860,188   $   967,903   $    14,196    $   162,454   $ 2,765,960   $75,756,706
                                         ===========   ===========   ===========    ===========   ===========   ===========


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Period January 1, 1998 through October 27, 1998
Page 6
________________________________________________________________________________


                                            Ameren
                                            Common           Bond           Money            Growth
                                             Stock          Index           Market           Equity
                                             Fund            Fund            Fund             Fund

Additions to net assets attributed to:

    Participant contributions           $    443,816    $    162,090    $    217,762    $    746,834
    Dividends and interest                   727,744           6,192         302,237          40,653
    Net appreciation (depreciation)
     in fair value of investments           (587,834)        393,280            --         2,028,871
                                        ------------    ------------    ------------    ------------

      Total additions                        583,726         561,562         519,999       2,816,358
                                        ------------    ------------    ------------    ------------


Deductions from net assets
 attributed to:
    Distributions                          1,601,568         224,263       1,166,154       1,850,465
    Administrative expenses                      758             138             296             804
                                        ------------    ------------    ------------    ------------

      Total deductions                     1,602,326         224,401       1,166,450       1,851,269
                                        ------------    ------------    ------------    ------------

Net transfers between funds and plans     (2,481,392)        211,605       1,948,777      (1,469,537)
                                        ------------    ------------    ------------    ------------

Increase (decrease) in net assets
 available for benefits                   (3,499,992)        548,766       1,302,326        (504,448)

Net assets available for benefits,
  Beginning of year                       17,884,752       3,949,138       6,012,437      21,555,852
                                        ------------    ------------    ------------    ------------


  End of period                           14,384,760       4,497,904       7,314,763      21,051,404

Net assets transferred out               (14,384,760)     (4,497,904)     (7,314,763)    (21,051,404)
                                        ------------    ------------    ------------    ------------

Net assets                              $       --      $       --      $       --      $       --
                                        ------------    ------------    ------------    ------------


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Period January 1, 1998 through October 27, 1998
Page 6 - continued
________________________________________________________________________________


                                            S&P 500         Retirement         AIM
                                             Equity          Preserv.         Value
                                           Index Fund         Trust           Fund

Additions to net assets attributed to:

    Participant contributions           $    628,489    $     41,983    $    153,395
    Dividends and interest                    30,921          92,031           7,161
    Net appreciation (depreciation)
     in fair value of investments          1,183,357            --            64,735
                                        ------------    ------------    ------------

      Total additions                      1,842,767         134,014         225,291
                                        ------------    ------------    ------------


Deductions from net assets
 attributed to:
    Distributions                          1,620,943         311,471         205,754
    Administrative expenses                      756               2             252
                                        ------------    ------------    ------------

      Total deductions                     1,621,699         311,473         206,006
                                        ------------    ------------    ------------

Net transfers between funds and plans       (631,473)      1,841,291         (33,505)
                                        ------------    ------------    ------------

Increase (decrease)  in net assets
 available for benefits                     (410,405)      1,663,832         (14,220)

Net assets available for benefits,
  Beginning of year                       18,212,564       1,132,803       2,238,459
                                        ------------    ------------    ------------


  End of period                           17,802,159       2,796,635       2,224,239

Net assets transferred out               (17,802,159)     (2,796,635)     (2,224,239)
                                        ------------    ------------    ------------

Net assets                              $       --      $       --      $       --
                                        ------------    ------------    ------------


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information (continued)
For the Period January 1, 1998 through October 27, 1998
Page 7
________________________________________________________________________________


                                              Global                                       Pending       Participant
                                            Allocation       Capital          Cash        Settlement         Loan
                                               Fund           Fund            Fund           Fund            Fund          Total

Additions to net assets attributed to:

    Participant contributions           $     62,665    $     73,787    $       --      $       --      $       --     $  2,530,821
    Dividends and interest                    23,217          56,615         (15,028)           --              --        1,271,743
    Net appreciation (depreciation)
     in fair value of investments            (91,389)       (146,703)           --              --              --        2,844,317
                                        ------------    ------------    ------------    ------------    ------------   ------------

        Total additions                       (5,507)        (16,301)        (15,028)           --              --        6,646,881
                                        ------------    ------------    ------------    ------------    ------------   ------------


Deductions from net assets
 attributed to:
    Distributions                             99,764         111,656            --              --           120,269      7,312,307
    Administrative expenses                       34              41            --              --              --            3,081
                                        ------------    ------------    ------------    ------------    ------------   ------------

        Total deductions                      99,798         111,697            --              --           120,269      7,315,388
                                        ------------    ------------    ------------    ------------    ------------   ------------

Net transfers between funds and plans        (94,603)        944,971             648        (162,452)          7,868         82,198
                                        ------------    ------------    ------------    ------------    ------------   ------------

Increase (decrease) in net assets
 available for benefits                     (199,908)        816,973         (14,380)       (162,452)       (112,401)      (586,309)

Net assets available for benefits,
  Beginning of year                          860,188         967,903          14,196         162,454       2,765,960     75,756,706
                                        ------------    ------------    ------------    ------------    ------------   ------------


  End of period                              660,280       1,784,876            (184)              2       2,653,559     75,170,397

Net assets transferred out                  (660,280)     (1,784,876)            184              (2)     (2,653,559)   (75,170,397)
                                        ------------    ------------    ------------    ------------    ------------   ------------

Net assets                              $       --      $       --      $       --      $       --      $       --     $       --
                                        ------------    ------------    ------------    ------------    ------------   ------------


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Year Ended December 31, 1997
Page 8
________________________________________________________________________________


                                             Ameren
                                             Common          Bond           Money           Growth
                                             Stock          Index           Market          Equity
                                              Fund           Fund            Fund            Fund

Additions to net assets attributed to:

    Participant contributions           $    841,182    $    292,252    $    338,328    $  1,118,422
    Dividends and interest                   973,022          11,768         359,273          64,200
    Net appreciation (depreciation)
     in fair value of investments          3,411,908         342,197            --         4,854,369
                                        ------------    ------------    ------------    ------------

      Total additions                      5,226,112         646,217         697,601       6,036,991
                                        ------------    ------------    ------------    ------------


Deductions from net assets
 attributed to:
    Distributions                            827,615         207,072         534,373         311,941
    Administrative expenses                    1,944             292             687           1,398
                                        ------------    ------------    ------------    ------------

      Total deductions                       829,559         207,364         535,060         313,339
                                        ------------    ------------    ------------    ------------

Net transfers between funds and plans     (2,402,343)       (305,781)       (197,433)        734,724
                                        ------------    ------------    ------------    ------------
Increase (decrease) in net assets
 available for benefits                    1,994,210         133,072         (34,892)      6,458,376

Net assets available for benefits,
  Beginning of year                       15,890,542       3,816,066       6,047,329      15,097,476
                                        ------------    ------------    ------------    ------------


   End of year                          $ 17,884,752    $  3,949,138    $  6,012,437    $ 21,555,852
                                        ------------    ------------    ------------    ------------


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Year Ended December 31, 1997
Page 8 - continued
________________________________________________________________________________



                                            S&P 500       Retirement          AIM
                                            Equity         Preserv.          Value
                                          Index Fund         Trust           Fund

Additions to net assets attributed to:

    Participant contributions           $    958,158    $     35,147   $    225,422
    Dividends and interest                    45,398          53,652        234,718
    Net appreciation (depreciation)
     in fair value of investments          4,393,551            --          115,975
                                        ------------    ------------   ------------

      Total additions                      5,397,107          88,799        576,115
                                        ------------    ------------   ------------


Deductions from net assets
 attributed to:
    Distributions                            561,024         125,703         83,101
    Administrative expenses                    1,291              40            190
                                        ------------    ------------   ------------

      Total deductions                       562,315         125,743         83,291
                                        ------------    ------------   ------------

Net transfers between funds and plans       (244,078)        285,838        392,638
                                        ------------    ------------   ------------
Increase (decrease) in net assets
 available for benefits                    4,590,714         248,894        885,462

Net assets available for benefits,
  Beginning of year                       13,621,850         883,909      1,352,997
                                        ------------    ------------   ------------


   End of year                          $ 18,212,564    $  1,132,803   $  2,238,459
                                        ------------    ------------   ------------


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Statement of Changes in Net Assets Available for Benefits,
   with Fund Information (continued)
For the Year Ended December 31, 1997
Page 9
________________________________________________________________________________


                                             Global                                      Pending        Participant
                                           Allocation       Capital          Cash        Settlement        Loan
                                              Fund           Fund            Fund          Fund            Fund         Total

Additions to net assets attributed to:

    Participant contributions           $    112,359    $     74,528   $       --     $       --     $       --     $  3,995,798
    Dividends and interest                   109,850          77,917          7,118           --             --        1,936,916
    Net appreciation (depreciation)
     in fair value of investments            (37,507)         63,245           --             --             --       13,143,738
                                        ------------    ------------   ------------   ------------   ------------   ------------

       Total additions                       184,702         215,690          7,118           --             --       19,076,452
                                        ------------    ------------   ------------   ------------   ------------   ------------


Deductions from net assets
 attributed to:
    Distributions                             34,174          20,377           --             --           29,959      2,735,339
    Administrative expenses                       61              57           --             --             --            5,960
                                        ------------    ------------   ------------   ------------   ------------   ------------

       Total deductions                       34,235          20,434           --             --           29,959      2,741,299
                                        ------------    ------------   ------------   ------------   ------------   ------------

Net transfers between funds and plans        217,713         278,503            849        162,454        165,029       (911,887)
                                        ------------    ------------   ------------   ------------   ------------   ------------
Increase in net assets
 available for benefits                      368,180         473,759          7,967        162,454        135,070     15,423,266

Net assets available for benefits,
  Beginning of year                          492,008         494,144          6,229           --        2,630,890     60,333,440
                                        ------------    ------------   ------------   ------------   ------------   ------------


   End of year                          $    860,188    $    967,903   $     14,196   $    162,454   $  2,765,960   $ 75,756,706
                                        ------------    ------------   ------------   ------------   ------------   ------------


The accompanying notes are an integral part of these financial statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 10
________________________________________________________________________________

1.     Description of the plan

       Plan Merger
       Effective December 31, 1997, Central Illinois Public Service Company (the Company) and Union Electric Company became wholly-owned subsidiaries of Ameren Corporation (Ameren), a holding company formed upon completion of the merger between Union Electric Company and CIPSCO Incorporated (the Merger). Effective October 27, 1998, Central Illinois Public Service Company merged the Central Illinois Public Service Company Employee
       Long-Term Savings Plan (the Plan) with the Union Electric Savings Investment Plan to form the Ameren Corporation Savings Investment Plan. During October 1998, the net assets available for plan benefits of the Plan were transferred into the Ameren Corporation Savings Investment Plan. The merger did not retroactively or adversely affect the rights of any participant or beneficiary of the Plan.

       General
       The following description of the Plan provides only general information. For a more complete description of the Plan's provisions, a copy of the Plan document is available upon request from the Plan Administrator.

       The Company adopted the Plan on April 1, 1984, to provide a systematic means by which certain eligible employees of the Company and of Ameren Services Company, another wholly-owned subsidiary of Ameren, may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for the investment in certain funds held under the Plan for each participating employee (the Participant).

       A committee (the Committee) consisting of at least three persons appointed by the Company administers the Plan. The Committee has the power to adopt rules and regulations as deemed necessary or advisable to carry out the Plan in accordance with its terms. No member of the Committee who is an employee of the Company may receive any remuneration for services performed in this capacity as a member of the Committee. Merrill Lynch Trust Company of America (the Trustee) served as trustee under terms of the Master Trust prior to the Plan merger.

       Participation
       The Plan covers substantially all employees of the Company and certain employees of Ameren Services Company, who are receiving regular salary or wages (except employees who are part of the collective bargaining unit) and are at least 21 years of age. There were no active participants in the Plan at October 27, 1998 (see Plan Merger in Note 1 of Notes to Financial Statements). Participation by eligible employees is voluntary.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 11
________________________________________________________________________________

       Contributions
       The Plan permits a participant to make contributions to the Plan through payroll reductions from 1% up to 15% of the Participant's compensation (as defined). In order to insure compliance with applicable nondiscrimination requirements of the Internal Revenue Code the Committee, in accordance with the Plan, has limited highly compensated participant reductions to 10%. The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant to $10,000 in 1998 and $9,500 in 1997. The Company transfers to the Master Trust the amount designated by the Participant where it is placed in a Participant's account no less frequently than semi-monthly. As of October 27, 1998, the Plan had no provisions for matching funds from the Employers. Contributions are invested in accordance with the Participant's directions in one or more of the Funds. Employees may make "qualifying rollover contributions" of amounts received as a distribution from a prior employer's plan.

       Vesting
       The amounts in a Participant's account are fully vested at all times. Since the Company does not contribute to the Plan, there are no forfeitures.

       Investment options
       Ameren Common Stock Fund - This fund invests in shares of Ameren Corporation common stock which the trustee purchases in the open market from time to time. Upon consummation of the Merger, the common stockholders of CIPSCO received 1.03 shares of Ameren Corporation common stock, par value $.01 per share, for each share of CIPSCO common stock and became stockholders of Ameren. All activity in the Common Stock Fund is reported in these financial statements as Ameren Corporation common stock activity, regardless of whether the transaction was CIPSCO or Ameren Corporation common stock.

       Bond Index Fund - Funds are invested in the Barclays Global Investors Government/Corporate Bond Index Fund which is a stratified sample of bonds comprising the Lehman Brothers Government/Corporate Bond Index (the Bond Index). The Bond Index is comprised primarily of U.S. Government, U.S. Agency and corporate bonds.

       Standard & Poor's (S&P) 500 Equity Index Fund - Funds are invested in the Merrill Lynch Equity Index Trust, a collective trust fund maintained by Merrill Lynch Trust Company. The investment objectives of the Merrill Lynch Equity Index Trust are to approximate the total return of the S&P 500 Composite Stock Index (the Equity Index). The investment strategy has two components. Ordinarily, over 90% of the assets are held as a traditional "full replication" Equity Index portfolio comprised of all, or nearly all, 500 stocks in weightings closely aligned with those of the Equity Index. The balance of the assets are held in a liquidity pool of cash equivalents (hedged by ownership of S&P 500 Index

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 12
________________________________________________________________________________

       Futures) that provide a return very close to the Equity Index, while allowing low-cost, efficient accommodation of cash flows in and out of the Merrill Lynch Equity Index Trust.

       Money Market Fund - Funds are invested in the Barclays Global Investors Money Market Fund for Employee Benefit Trusts, which provides for investment and reinvestment in a variety of money market instruments, including but not limited to U.S. government and agency securities, bank obligations such as certificates of deposit, banker's acceptances and fixed-time deposits, short-term commercial debt instruments such as commercial paper, unsecured loan participation or variable rate demand notes and repurchase agreements.

       Growth Equity Fund - Funds are invested in a separately managed portfolio consisting primarily of equity securities, or securities convertible into common stocks. A portion of the portfolio may be invested in cash equivalents. The portfolio is managed by Merrill Lynch Asset Management.

       Merrill Lynch Retirement Preservation Trust - Funds are invested primarily in U.S. government and agency securities, guaranteed investment contracts issued generally by insurance carriers and banks, and high-quality money market instruments. This Fund is a collective trust fund maintained by Merrill Lynch Trust Company.

       AIM Value Fund - Class A Shares - Funds are invested primarily in equity securities that are judged by the manager to be undervalued. The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stocks, but also may invest in preferred stocks and other debt securities.

       Merrill Lynch Global Allocation Fund - Class A Shares - This fund varies the mix of investments in United States and foreign equity, debt and money market securities based upon the manager's evaluation of changing market and economic trends.

       Merrill Lynch Capital Fund - This fund has a fully managed investment policy utilizing equity, debt and convertible securities. Consistent with policy, the Capital Fund's portfolio may, at any given time, be invested substantially in equity securities (stocks), corporate bonds, or money market securities. It is the expectation of the investment manager that over longer periods, a major portion of the Capital Fund's portfolio will consist of equity securities of larger-market capitalization companies.

       Participant Loan Fund - This fund consists of amounts loaned to participants as provided for in the Plan.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 13
________________________________________________________________________________

       Plan Withdrawals/Loans
       No withdrawals from a Participant's account are permitted while the Participant continues to be employed by the Employers except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants may make withdrawals of their rollover contributions and earnings thereon.

       Upon application of a Participant and payment of a loan application fee, the Committee may, in compliance with the Plan, direct the Trustee to make a loan to the Participant from the Participant's account upon such terms as the Committee shall specify.
       Participants' loans are maintained in the Participant Loan Fund.

       Distributions
       Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's account less the unpaid amount of any outstanding loan (including accrued interest). Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a participant reaches age 70 1/2, dies, or requests an earlier distribution (whichever occurs first).

       Amounts that have been requested for withdrawal by Participants, but have not yet been distributed by the Plan, are included in net assets available for benefits. There were no amounts requested for withdrawal by Participants, but not yet distributed by the Plan as of October 27, 1998 or December 31, 1997.

       Plan termination
       The Company has a right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Trust Fund with the exception that, except in certain specified situations, no distributions shall be made until a participant attains age 59 1/2.

2.     Summary of significant accounting policies

       Basis of accounting
       The financial statements of the Plan are prepared on the accrual basis of accounting.

       Use of estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 14
________________________________________________________________________________

       Pending settlements
       Pending settlements represent accrued income from sales transactions for which the trade date is prior to October 27 and the settlement date is subsequent to October 27.

       Payroll withholdings
       Payroll withholdings represent accrued contributions and employee loan repayments that are owed to the Plan as of October 27.

       Investments
       All investments are presented at fair value as of October 27, 1998 and December 31, 1997. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

       Income
       Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

       Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in Net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits.

       Expenses
       In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

       Benefit payments
       Benefit payments are recorded when paid.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 15
________________________________________________________________________________

 3.    Investments

       The following table presents investments of the Plan prior to the transfer of assets to the Ameren Corporation Savings Investment Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at October 27, 1998 and December 31, 1997 are identified separately.

                                                     October 27,    December 31,
                                                         1998            1997
                                                         ----            ----
 Investments at Fair Value as
   Determined by Quoted Market Price

  Ameren Common Stock                                $14,384,760     $17,829,879

  Common/Collective Trusts:
   S&P 500 Equity Index Fund                          17,802,159      18,158,172
   Govt/Corp Bond Index Fund                           4,497,904       3,934,190
   Money Market Fund                                   7,314,763       5,990,361
   Growth Equity Fund                                 21,051,404      21,488,535
   Merrill Lynch Retirement
     Preservation Trust                                2,796,635       1,130,551
                                                     -----------     -----------
   Total Common/Collective Trusts                     53,462,865      50,701,809

  Mutual Funds:
   AIM Value Fund                                      2,224,239       2,225,846
   Merrill Lynch Global Allocation Fund --
     Class A                                             660,280         854,281
   Merrill Lynch Capital Fund -- Class A               1,784,876         962,444
                                                     -----------     -----------
   Total Mutual Funds                                  4,669,395       4,042,571

  Loans to Participants                                2,653,559       2,846,056
                                                     -----------     -----------

 Total Investments                                   $75,170,579     $75,420,315
                                                     ===========     ===========



4.     Transactions with parties-in-interest

       At October 27, 1998, the Plan held Ameren Corporation common stock with a cost and market value of $10,544,045 and $14,384,760, respectively, prior to the transfer of assets to the Ameren Corporation Savings Investment Plan. For the period from January 1, 1998 through October 27, 1998, the Plan purchased shares at a cost of $3,370,475 and sold shares valued at $20,214,387, resulting in a net realized gain of $4,991,841. The Plan also distributed shares valued at $426,362 to persons withdrawing from the Plan.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 16
________________________________________________________________________________


       At December 31, 1997, the Plan held Ameren Corporation common stock with a cost and market value of $12,147,757 and $17,829,879, respectively. During 1997, the Plan purchased shares at a cost of $2,971,721 and sold shares valued at $3,828,079, resulting in a net realized gain of $603,702. The Plan also distributed shares valued at $411,814 to persons withdrawing from the Plan.

       The Plan held $2,796,635 and $1,130,551 in the Merrill Lynch Retirement Preservation Trust at October 27, 1998 (prior to the transfer of assets to the Ameren Corporation Savings Investment Plan) and December 31, 1997, respectively. This Fund is a collective trust fund with book value approximating market.

       At October 27, 1998, the Plan held shares in the Merrill Lynch Capital Fund - Class A with a cost and market value of $1,871,920 and $1,784,876, prior to the transfer of assets to the Ameren Corporation Savings Investment Plan. For the period from January 1, 1998 through October 27, 1998, the Plan purchased shares at a cost of $1,453,373 and sold shares valued at $2,269,115, resulting in a net realized loss of $83,761.

       At December 31, 1997, the Plan held shares in the Merrill Lynch Capital Fund - Class A with a cost and market value of $899,503 and $962,444, respectively. During 1997, the Plan purchased shares at a cost of $2,393,387 and sold shares valued at $1,983,054, resulting in a net realized gain of $531,798.

       At October 27, 1998, the Plan held shares in the Merrill Lynch Equity Index Trust with a cost and market value of $11,018,642 and $17,802,159, prior to the transfer of assets to the Ameren Corporation Savings Investment Plan. For the period from January 1, 1998 through October 27, 1998, the Plan purchased shares at a cost of $3,098,628 and sold shares valued at $22,432,441, resulting in a net realized gain of $8,442,561.

       At December 31, 1997, the Plan held shares in the Merrill Lynch Index Trust with a cost and market value of $899,503 and $962,444, respectively. During 1997, the Plan purchased shares at a cost of $2,393,387 and sold shares valued at $1,983,054, resulting in a net realized gain of $531,798.

       These transactions  are  allowable  party-in-interest  transactions under
       Section 408(b)(8) of the ERISA regulations.

5.     Federal income tax status

       The Plan is intended to qualify as a deferred compensation plan under sections 401 (a) and 401 (k) of the Internal Revenue Code of 1986. Qualification of the Plan means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's account, or the earnings or appreciation thereon,

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan
Notes to Financial Statements
October 27, 1998
Page 17
________________________________________________________________________________


       until  such  amounts  either are withdrawn  by  the  Participant  or  are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received a favorable determination letter from the Internal Revenue Service dated July 29, 1996 concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986 concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plan was designed and was operated in compliance with requirements of the Internal Revenue Code and that the Plan was tax exempt as of the financial statement date.

       Discussions of the federal income tax consequences of the Plans, including consequences on distributions of Participant's account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description and Information Statement (dated June 27, 1995).

6.     Participation in Master Trust

       The Central Illinois Public Service Company Master Long-Term Savings Trust (the Master Trust) was established April 1, 1985 to serve as the funding medium for the Plan and for the other separate Employee Long-Term Savings Plans which are for the IUOE No. 148 and the IBEW No. 702 collective bargaining units. These separate Plans are not included in this report and are shown separately in their own reports. At December 31, 1998 the Plan had no interest in the net assets of the master trust. At December 31, 1997, the Plan's interest in the net assets of the master trust was approximately 62%.

       The master trusts' Statement of Net Assets at December 31, 1998 and 1997, and Statement of Changes in Net Assets for the Year Ended December 31, 1998 and 1997, are detailed on the following pages.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Master Long-Term Savings Trust
Statement of Net Assets Available for Benefits
Decembr 31, 1998 and 1997
Page 18
________________________________________________________________________________


                                                              December 31,
                                                         1998             1997
                                                   -------------    -------------
Investments, at fair value:

   Ameren Common Stock Fund                        $  18,123,511    $  36,805,946
   Bond Index Fund                                     1,783,429        5,452,036
   Money Market Fund                                   4,526,474        9,288,591
   Growth Equity Fund                                 10,347,700       29,244,841
   Standard & Poor's (S&P) 500 Equity Index Fund      11,816,384       26,667,330
   Merrill Lynch Retirement Preservation Trust         1,924,488        1,739,564
   AIM Value Fund                                      2,138,823        3,307,802
   Merrill Lynch Global Allocation Fund                  346,163        1,152,945
   Merrill Lynch Capital Fund                            534,042        1,343,244
   Participant Loan Fund                               2,586,939        5,167,490
                                                   -------------    -------------
      Total investments                               54,127,953      120,169,789

Cash                                                     (10,616)          (1,513)

Receivables:

   Pending Settlement                                        498          231,825
   Payroll withholdings                                  222,156          447,815
   Interest and Dividends                                 24,532           57,671
                                                   -------------    -------------

Net assets available for benefits                  $  54,364,523    $ 120,905,587
                                                   =============    =============



CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Master Long-Term Savings Trust
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1998 and 1997
Page 19
________________________________________________________________________________


                                                     Year ended December 31,
                                                      1998             1997
Additions:

   Employee contributions                       $   7,238,215    $   8,442,643

   Employer contributions                             232,397          117,172

   Investment income                                3,025,572        3,349,273

   Net appreciation of investments                  7,803,511       20,848,089
                                                -------------    -------------

       Total additions                             18,299,695       32,757,177
                                                -------------    -------------


Deductions:

   Distributions                                    9,659,880        4,570,592

   Administrative expenses                             10,482           13,200
                                                -------------    -------------

       Total deductions                             9,670,362        4,583,792
                                                -------------    -------------

Increase in net assets available for benefits       8,629,333       28,173,385

Net assets available for benefits
   Beginning of year                              120,905,587       92,732,202
                                                -------------    -------------

   End of year                                    129,534,920      120,905,587

Net assets transferred out                        (75,170,397)            --
                                                -------------    -------------

Net assets                                      $  54,364,523    $ 120,905,587
                                                =============    =============


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan
Line 27d - Schedule of Reportable Transactions<F1>
For the period from January 1, 1998 through October 27, 1998
Page 1
________________________________________________________________________________

                                                                                       (f)  Expense
                                                                                           incurred
(a)Identity of Party/                      (c)  Purchase  (d)  Selling   (e)  Lease         with
(b)Description of Investment                     Price          Price         Rental     transaction

<F2>Ameren Common Stock                     $ 3,370,475   $      --       $    --        $    --

<F2>Ameren Common Stock                            --      20,214,387          --             --

     BGI Bond Index Fund                      1,165,060          --            --             --

     BGI Bond Index Fund                           --       5,492,530          --             --

     BGI Money Market Fund                    4,535,362          --            --             --

     BGI Money Market Fund                         --      10,524,850          --             --

<F2>Merrill Lynch Equity Index Trust 3        3,098,628          --            --             --

<F2>Merrill Lynch Equity Index Trust 3             --      22,432,441          --             --

    Growth Equity Fund                        1,813,833          --            --             --

    Growth Equity Fund                             --      24,151,099          --             --

<F2>Merrill Lynch Ret. Preservation Trust     2,717,716          --            --             --

<F2>Merrill Lynch Ret. Preservation Trust          --       3,930,505          --             --

<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan
Line 27d - Schedule of Reportable Transactions<F1>
For the period from January 1, 1998 through October 27, 1998
Page 1 - continued
________________________________________________________________________________

                                                                     Current
                                                                  value of asset
(a)Identity of Party/                      (g)  Cost of     (h)  on transaction    (i)  Net Gain
(b)Description of Investment                      Asset              date               or (Loss)

<F2>Ameren Common Stock                      $ 3,370,475         $ 3,370,475          $    --

<F2>Ameren Common Stock                       15,222,546          20,214,387            4,991,841

     BGI Bond Index Fund                       1,165,060           1,165,060               --

     BGI Bond Index Fund                       4,365,045           5,492,530            1,127,485

     BGI Money Market Fund                     4,535,362           4,535,362               --

     BGI Money Market Fund                    10,524,850          10,524,850               --

<F2>Merrill Lynch Equity Index Trust 3         3,098,628           3,098,628               --

<F2>Merrill Lynch Equity Index Trust 3        13,989,880          22,432,441            8,442,561

    Growth Equity Fund                         1,813,833           1,813,833               --

    Growth Equity Fund                        14,818,597          24,151,099            9,332,502

<F2>Merrill Lynch Ret. Preservation Trust      2,717,716           2,717,716               --

<F2>Merrill Lynch Ret. Preservation Trust      3,930,505           3,930,505               --

<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan
Line 27d - Schedule of Reportable Transactions<F1>
For the period from January 1, 1998 through October 27, 1998
Page 2
________________________________________________________________________________


                                                                                                   (f)  Expense
                                                                                                        incurred
(a)Identity of Party/                           (c)  Purchase      (d)  Selling        (e)  Lease         with
(b)Description of Investment                          Price              Price             Rental      transaction

    AIM Value Fund                                    967,489                -                -             -

    AIM Value Fund                                       -              3,228,867             -             -

<F2>Merrill Lynch Capital Fund Class A              1,453,373                -                -             -

<F2>Merrill Lynch Capital Fund Class A                   -              2,269,115             -             -

    Loan Fund                                         708,540                -                -             -

    Loan Fund                                            -              3,550,482             -             -

    Pending Settlement Fund                         7,589,750                -                -             -

    Pending Settlement Fund                              -              7,752,205             -             -

<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


CENTRAL ILLINOIS PUBLIC SERVICE COMPANY                              SCHEDULE II
Employee Long-Term Savings Plan
Line 27d - Schedule of Reportable Transactions<F1>
For the period from January 1, 1998 through October 27, 1998
Page 2 - continued
________________________________________________________________________________


                                                                    Current
                                                                 value of asset
(a)Identity of Party/                      (g)  Cost of   (h)  on transaction     (i)  Net Gain
(b)Description of Investment                     Asset              date               or (Loss)

    AIM Value Fund                              967,489               967,489              -

    AIM Value Fund                            3,029,179             3,228,867           199,688

<F2>Merrill Lynch Capital Fund Class A        1,453,373             1,453,373              -

<F2>Merrill Lynch Capital Fund Class A        2,352,876             2,269,115           (83,761)

    Loan Fund                                   708,540               708,540              -

    Loan Fund                                 3,550,482             3,550,482              -

    Pending Settlement Fund                   7,589,750             7,589,750              -

    Pending Settlement Fund                    7,752,205             7,752,205             -



<F1> Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2> Party-in-interest Transaction


                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 CENTRAL ILLINOIS PUBLIC
                                                     SERVICE COMPANY
                                                    EMPLOYEE LONG-TERM
                                                      SAVINGS PLAN


                                                 AMEREN SERVICES COMPANY
                                                      (Administrator)




                                                 By /s/ Jean M. Hannis
                                                      Jean M. Hannis
                                                      Vice President

June 29, 1999




                                  EXHIBIT INDEX

                             Exhibits Filed Herewith


    Exhibit No.                      Description
    -----------           ----------------------------------
       23                 Consent of Independent Accountants